October 2012
Preliminary Terms No. 387 Registration Statement No. 333-178081 Dated October 15, 2012 Filed pursuant to Rule 433
INTEREST RATE STRUCTURED INVESTMENTS

Senior Floating Rate Notes due 2017
Based on 3-Month USD LIBOR, subject to variable maximum and minimum interest rates

As further described below, interest will accrue and be payable on the notes quarterly, in arrears, at a variable rate equal to 3-Month USD LIBOR plus 1.25%. After the first interest payment period, the notes are subject to a variable maximum interest rate in each interest payment period equal to the interest rate in the immediately preceding interest payment period plus 0.50%. In addition, the notes are subject to a variable minimum interest rate in each payment period equal to the interest rate in the immediately preceding payment period. As a result, the interest rate in the first interest payment period will determine the range for the maximum and minimum interest rates in the second interest payment period, and the interest rate for that second interest payment period will determine the range for the third interest payment period, and so forth. All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.

SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	At variable prices
Stated principal amount:	$1,000 per note
Pricing date:	October , 2012
Original issue date:	October 31, 2012 ( business days after the pricing date)
Maturity date:	October 31, 2017
Interest accrual date:	October 31, 2012
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest.
Reference rate:	3-Month USD-LIBOR-BBA. Please see “Additional Provisions—Reference Rate” below.
Interest rate:
For each interest payment period:
Reference rate plus 1.25%; subject to the variable minimum interest rate and the variable maximum interest rate.
For the purpose of determining the level of the reference rate applicable to an interest payment period, the level of the reference rate will be determined two (2) London banking days prior to the related interest reset date at the start of such interest payment period (each, an “interest determination date”).
Interest for any interest payment period after the first is subject to the applicable variable minimum interest rate and variable maximum interest rate.

Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:
Each January 31, April 30, July 31, and October 31, beginning January 31, 2013; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	Each January 31, April 30, July 31 and October 31, beginning October 31, 2012.
Day-count convention:	30/360
Variable minimum interest rate:
After the first interest payment period, the interest rate in the immediately preceding interest payment period will be the minimum interest rate for the then current interest payment period. There is no minimum interest rate for the first interest payment period; however, the interest rate in such period will determine the minimum interest rate for the subsequent interest payment period.

Variable maximum interest rate:
After the first interest payment period, the interest rate in the immediately preceding interest payment period plus 0.50% will be the maximum interest rate for the then current interest payment period. There is no maximum interest rate for the first interest payment period; however, the interest rate in such period will determine the maximum interest rate for the subsequent interest payment period.

Redemption:	Not applicable
Specified currency:	U.S. dollars
CUSIP / ISIN:	61760QCA0 / US61760CA04
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services LLC
Trustee:	The Bank of New York Mellon
Commissions and issue price:	Price to public(1)(2)	Agent’s commissions(2)	Proceeds to issuer
Per note	At variable prices	$	$
Total	At variable prices	$	$
(1)
The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $990 per note and will not be more than $1,000 per note. See “Risk Factors—The price you pay for the notes may be higher than the prices paid by other investors.”

(2)
Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent) and their financial advisors, of up to $     per note depending on market conditions. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.
Prospectus Supplement dated November 21, 2011	Prospectus dated November 21, 2011
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Senior Floating Rate Notes due 2017 Based on 3-Month USD LIBOR, subject to variable maximum and minimum interest rates

The Notes

The notes offered are debt securities of Morgan Stanley.  Interest on the notes will accrue and be payable quarterly, in arrears, at a variable rate equal to 3-Month USD LIBOR plus 1.25%. After the first interest payment period, the notes are subject to a variable maximum interest rate in each interest payment period equal to the interest rate in the immediately preceding interest payment period plus 0.50%. In addition, the notes are subject to a variable minimum interest rate in each payment period equal to the interest rate in the immediately preceding payment period. As a result, the interest rate in the first interest payment period will determine a range for the maximum and minimum interest rates in the second interest payment period, and the interest rate for the second interest payment period will determine the range for the third interest payment period, and so forth. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.

The stated principal amount of each note is $1,000, and the issue price is variable. The issue price of the notes includes the agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market price, if any, at which MS & Co. is willing to purchase the notes, is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price. In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction. See “Risk Factors—Market Risk—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.”

Additional Provisions

Reference Rate

“LIBOR” as defined in the accompanying prospectus in the section called “Description of Debt Securities—Floating Rate Debt Securities” and “—Base Rates” with an index maturity of 3 months and an index currency of U.S. dollars and as displayed on Reuters Page LIBOR01.

Historical Information

The following graph sets forth the historical percentage levels of the reference rate for the period from January 1, 2002 to October 12, 2012. The reference rate on October 12, 2012 was 0.33425%. The historical levels of the reference rate do not reflect the 1.25% spread that will apply to the interest that accrues on the notes for each interest payment period during the term of the notes and do not account for the maximum and minimum interest rates that will apply, and should not be taken as an indication of its future performance. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

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Senior Floating Rate Notes due 2017 Based on 3-Month USD LIBOR, subject to variable maximum and minimum interest rates

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the reference rate, and other events that are difficult to predict and beyond the issuer’s control. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

Yield Risk

▪
The historical performance of the reference rate is not an indication of future performance. The historical performance of the reference rate should not be taken as an indication of future performance during the term of the notes. Changes in the levels of the reference rate will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

▪
The interest rate on the notes is subject to a variable maximum interest rate and the interest rate you receive on the notes will be capped if the reference rate rises by more than 0.50% in any interest payment period.  After the first interest payment period, the interest rate on the notes will be capped to a maximum interest rate equal to the interest rate in the immediately preceding interest payment period, plus 0.50%. The current reference rate is low and if it were to rise by more than 0.50% between one interest determination date and the next, you would not receive the full benefit of that increase in the subsequent interest payment period due to the maximum interest rate.

Issuer Risk

▪
Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity, and, therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

Market Risk

▪
The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the reference rate, (ii) volatility of the level of the reference rate, (iii) the level of the reference rate as compared to the applicable maximum and minimum interest rates, (iv) changes in interest and yield rates, (v) any actual or anticipated changes in our credit ratings or credit spreads and (vi) time remaining to maturity. Depending on the actual or anticipated level of the reference rate, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you sell your notes prior to maturity.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Variable Pricing Risk

▪
The price you pay for the notes may be higher than the prices paid by other investors.  The agent proposes to offer the notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at market prices

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Senior Floating Rate Notes due 2017 Based on 3-Month USD LIBOR, subject to variable maximum and minimum interest rates prevailing at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from the agent or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

Liquidity Risk

▪
The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

Conflicts of Interest

▪
The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes. They also expect to hedge the issuer’s obligations under the notes.   The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or the reference rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  Any of these determinations made by the calculation agent may adversely affect the payout to investors. Determinations made by the calculation agent, including with respect to the reference rate may adversely affect the payout to you on the notes.

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Senior Floating Rate Notes due 2017 Based on 3-Month USD LIBOR, subject to variable maximum and minimum interest rates

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on October 31, 2012, which will be the                scheduled business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $990 per note and will not be more than $1,000 per note.

Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (“MSSB”) and their financial advisors, of up to $       per note depending on market conditions. The agent may distribute the notes through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.

Tax Considerations

Although there is uncertainty due to the minimum and maximum interest rates, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, the notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders―Notes―Floating Rate Notes.”  Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

If, contrary to the discussion above, the notes are treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes,” a U.S. taxable investor generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax Considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

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Senior Floating Rate Notes due 2017 Based on 3-Month USD LIBOR, subject to variable maximum and minimum interest rates

Contact Information

Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

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